SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of Marh, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

PUBLICLY-HELD COMPANY

CALL NOTICE

ORDINARY GENERAL MEETING

OF APRIL 28, 2017

Shareholders of BRASKEM S.A. are hereby called to attend the Ordinary General Meeting to be held on April 28, 2017, at 10:00 a.m., at the Company’s principal place of business, located at Rua Eteno, no 1.561, Pólo Petroquímico, in the City of Camaçari, State of Bahia, in order to resolve on the following Agenda:

1)  The election of the full and alternate members of the Company's Fiscal Board; and

2) The annual global compensation of the managers and members of the Fiscal Board regarding the fiscal year ending on December 31, 2017.

Camaçari/BA, March 29, 2017.

Newton de Souza

Chairman of the Board of Directors

General Information:

1. The Management’s Proposal ("Proposal") contemplating all documents related to the matters included in the Agenda and the remote voting bulletin, as well as other relevant information to exercise voting rights in the Meeting, were provided to the Company's shareholders on the date hereof, pursuant to CVM ruling No. 481/09, as amended ("ICVM 481"), and may be accessed through the website of CVM (www.cvm.gov.br), of BM&FBOVESPA (www.bmfbovespa.com.br) or of the Company (www.braskem-ri.com.br).

2. Shareholders may attend in person or by

a proxy duly granted, or through remote voting bulletin, and the detailed guidelines regarding the documentation required for remote voting are set forth in this Call Notice, in the Proposal of the Management of the Company made available on the date hereof, and in item 12.2 of the Company's Reference Form. Additional pieces of information for attending the Meeting are described below:

            (a)In person or through Proxy: with the purpose of speeding the works of the Meeting, the Company’s Management requests that the Shareholders send the following documents to the Company at the office located at Rua Lemos Monteiro, 120, 22º andar, CEP 05501-050, São Paulo, SP, with at least 72 hours prior to the date scheduled for the Meeting: (i) a certificate issued by the financial institution, depositary of the book-entry shares held thereby, evidencing the ownership of the shares within 8 days prior to the date scheduled for the Meeting; (ii) a proxy, duly regularized pursuant to law, in the event of representation of the shareholder, with certification of the principal's signature, notarization, consularization or apostille (as the case may be) and sworn translation, with the articles of incorporation or bylaws or articles of incorporation, minutes of the election of the Board of Directors (if any) and minutes of the election of the Executive Office if the shareholder is a legal entity; and/or (iii) with regard to the shareholders taking part of the fungible custody of registered shares, a statement of the respective ownership interest, issued by the competent body. The shareholder or the legal representative thereof shall attend the Meeting in possession of the proper identification documents.

However, it is worth stressing that, under Paragraph 2 of article 5 of ICVM 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

The Company shall not accept proxies granted by shareholders by electronic means.

            (b) Remote Voting Bulletin: the Company shall adopt the remote voting pursuant to CVM Ruling 481, allowing its Shareholders to send their votes: (i) through their respective custody agents; (ii) through the bookkeeping agent of the Company's shares (Itaú Corretora de Valores S/A); or (iii) directly to the Company, according to the guidelines set forth in the bulletin and in item 12.2 of its Reference Form.

3. Based on the Health, Security and Environment (HSE) Standards in force at the Company’s principal place of business, which set forth the guidelines for control of access and movement of people and vehicles in the indoor and outdoor areas of the principal place of business, we kindly request the Shareholders, and also their legal representatives in the Meeting called herein, to arrive at least 30 minutes before the time such Meeting is scheduled to start, in order to ensure observance of the procedures of training on the basic HSE instructions in force at the Company, which are available for consultation at its principal place of business.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.